Filed Pursuant to Rule 433

Registration No. 333-257399

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES N

$3,250,000,000

2.572% FIXED/FLOATING RATE SENIOR NOTES, DUE OCTOBER 2032

FINAL TERM SHEET

Dated October 15, 2021

Issuer:	Bank of America Corporation

Ratings of this Series:	A2 (Moody’s)/A- (S&P)/AA- (Fitch)

Title of the Series:	2.572% Fixed/Floating Rate Senior Notes, due October 2032 (the “Notes”)

Aggregate Principal Amount Initially Being Issued:	$3,250,000,000

Issue Price:	100%

Selling Agents’ Commission:	0.45%

Net Proceeds to Issuer:	$3,235,375,000

Trade Date:	October 15, 2021

Settlement Date:	October 20, 2021 (T+3)

Maturity Date:	October 20, 2032

Ranking:	Senior

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000

Fixed Interest Rate:	2.572% per annum payable semi-annually in arrears for each semi-annual Interest Period from, and including, the Settlement Date to, but excluding, October 20, 2031 (the “Fixed Rate Period”).

Floating Interest Rate:	Base Rate plus the spread of 121 basis points per annum, payable quarterly in arrears for each quarterly Interest Period from, and including, October 20, 2031 to, but excluding, the Maturity Date (the “Floating Rate Period”).

Base Rate:	Compounded SOFR, which is a compounded average of daily SOFR (the Secured Overnight Financing Rate) as determined for each quarterly Interest Period during the Floating Rate Period in accordance with the Payment Delay Convention as set forth under “Description of the Notes—Floating-Rate Notes—Payment Delay Notes—Compounded SOFR, Compounded SONIA and Compounded CORRA—Determination of Compounded SOFR (Payment Delay)” in the Issuer’s Series N Prospectus Supplement dated August 4, 2021 (the “Prospectus Supplement”).

Compounded SOFR Convention:	Payment Delay Convention. See “Description of the Notes - Floating- Rate Notes - Payment Delay Notes” in the Prospectus Supplement.

Interest Periods:

During the Fixed Rate Period, each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, the Settlement Date) to, but excluding, the next Interest Payment Date.

During the Floating Rate Period, each quarterly period from, and including, an Interest Period Demarcation Date (or, in the case of the first Interest Period during the Floating Rate Period, October 20, 2031)

to, but excluding, the next Interest Period Demarcation Date (or, in the case of the final Interest Period, the Maturity Date or, if the Notes are redeemed, the redemption date).

Interest Period Demarcation Dates:	The 20th of each January, April, July, and October, commencing January 20, 2032 and ending on the Maturity Date or, if the Issuer elects to redeem the Notes prior to the Maturity Date, ending on the redemption date.

Interest Payment Dates:

During the Fixed Rate Period, April 20 and October 20 of each year, beginning April 20, 2022 and ending October 20, 2031.

During the Floating Rate Period, the second Business Day following each Interest Period Demarcation Date; provided that the Interest Payment Date with respect to the final Interest Period will be the Maturity Date or, if the Notes are redeemed, the redemption date.

Rate Cut-Off Date:

The second U.S. Government Securities Business Day prior to the Maturity Date or redemption date, as applicable.

For purposes of calculating Compounded SOFR with respect to the final interest period, the level of SOFR for each U.S. Government Securities Business Day in the period from, and including, the Rate Cut-Off Date to, but excluding, the Maturity Date or redemption date, as applicable, shall be the level of SOFR in respect of such Rate Cut-Off Date.

Day Count Convention:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Business Days:	During the Fixed Rate Period, New York/Charlotte
During the Floating Rate Period, New York/Charlotte and U.S.
Government Securities Business Day

Business Day Convention:	During the Fixed Rate Period, Following Unadjusted Business Day Convention
During the Floating Rate Period, Modified Following Business Day Convention (Adjusted)

Treasury Benchmark:	10 year U.S. Treasury, due August 15, 2031

Treasury Yield:	1.572%

Treasury Benchmark Price:	97-02+

Spread to Treasury Benchmark:	100 bps

Reoffer Yield:	2.572%

Listing:	None

Lead Manager and Sole Book-Runner:	BofA Securities, Inc.
Co-Managers:	Apto Partners, LLC
CastleOak Securities, L.P.
C.L. King & Associates, Inc.
Drexel Hamilton, LLC
Stern Brothers & Co.
Tribal Capital Markets, LLC
ABN AMRO Securities (USA) LLC
Capital One Securities, Inc.
CIBC World Markets Corp.
HSBC Securities (USA) Inc.

Huntington Securities, Inc.
ING Financial Markets LLC
Intesa Sanpaolo S.p.A.
KeyBanc Capital Markets Inc.
Lloyds Securities Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
nabSecurities, LLC
Natixis Securities Americas LLC
NatWest Markets Securities Inc.
Nomura Securities International, Inc.
Nordea Bank Abp
PNC Capital Markets LLC
Regions Securities LLC
Santander Investment Securities Inc.
SMBC Nikko Securities America, Inc.
Standard Chartered Bank
TD Securities (USA) LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.
Westpac Capital Markets LLC
CUSIP:	06051GKD0
ISIN:	US06051GKD06

Optional Redemption:	The Issuer may redeem the Notes at its option, (a) in whole, but not in part, on October 20, 2031, or (b) in whole at any time or in part from time to time, on or after July 20, 2032 and prior to the Maturity Date, in each case, upon at least 5 business days’ but not more than 60 calendar days’ prior written notice to holders of the Notes at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

Optional Make-Whole Redemption:	The Issuer may redeem the Notes, at its option, in whole at any time or in part from time to time, on or after April 20, 2022 (or, if additional Notes are issued after October 20, 2021, on or after the date that is six months after the issue date of such additional Notes), and prior to October 20, 2031, upon at least 5 business days’ but not more than 60 calendar days’ prior written notice to the holders of the Notes, at a “make-whole” redemption price calculated as set forth in the Prospectus Supplement under “Description of the Notes—Redemption—Make-Whole Redemption.” For purposes of the make-whole redemption, the “spread” is 15 basis points.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering, including additional information about SOFR as well as risks relating to SOFR. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the prospectus supplement and the prospectus if you request them by contacting BofA Securities, Inc., toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bofa.com or dg.prospectus_requests@bofa.com.

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